

Mail Stop 3561

October 23, 2015

Dr. Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT 84121

> **Re:** **Overstock.com, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2015**
> **File No. 333-207141**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 000-49799**

Dear Dr. Byrne:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With regard to our comments on your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With regard to our comment on your Form 10-K, please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Selling Stockholders, page 8

1. Please disclose the natural person or persons or public company that exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by SpeedRoute Technologies, Inc. For guidance, please consider Question 140.02 of our

Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

2. If any selling stockholder is a broker-dealer, please state that the selling stockholder is an underwriter. If any selling stockholder is an affiliate of a broker-dealer, please state whether the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

3. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

19. Income Taxes, page 102

4. We note the line item in your rate reconciliation titled "Adjustment to reserves in prior years," as well as footnote (1) where you disclose that it relates to the effects of reconciling income tax amounts in your consolidated financial statements to your tax returns and reductions to NOLs from previous acquisitions. Please tell us more about these adjustments and quantify the significant components of the aggregate adjustment. With respect to your reconciliation of amounts in your GAAP financial statement to your tax returns, please tell us why each of the significant changes were necessary, and whether the changes were due to new information that became available subsequent to the reporting date of your previously issued financial statements. With respect to the reductions to NOLs from previous acquisitions, please tell us what drove these reductions, what information you used in making that determination and when the information became available to you. Please be detailed in your response and cite relevant U.S. GAAP to support your explanations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comment on the Form 10-K listed above, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at 202-551-3703 or Jennifer Thompson, Accounting Branch Chief at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products